Exhibit 21.1

Subsidiaries
Entity		Jurisdiction of Organization

Energy Response Holdings Pty Ltd		Australia

EnerNOC Australia Pty Ltd		Australia

Celerity Energy Partners San Diego LLC		California

Cogent Energy, Inc.		California

Global Energy Partners, Inc.		California

EnerNOC Ltd.		Canada

Pulse Energy Inc.		Canada

EnTech Utility Service Bureau Inc.		Delaware

World Energy Solutions, Inc.		Delaware

EnerNOC UK Limited		England and Wales

EnerNOC UK II Limited (formerly EnTech Utility Service Bureau Limited)		England and Wales

EnerNOC GmbH		Germany

Entelios AG		Germany

M2M Communications Corporation		Idaho

EnerNOC Ireland Limited (formerly Activation Energy DSU Limited)		Ireland

EnerNOC Ireland Holding Limited (Formerly EnerNOC Ireland Limited)		Ireland

EnerNOC New Zealand Limited		New Zealand

EnerNOC Korea Limited		South Korea